May 27, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          SMSA Gainesville Acquisition Corp.
Item 4.01 Form 8-K
Filed May 9, 2014
Item 4.01 Form 8-K/A
Filed May 15, 2014
Response Letter Filed May 15, 2014
File No. 000-53803

Ladies and Gentlemen:

In response to your comment letter of May 19, 2014, the Company hereby makes the following acknowledgements:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 8-K/A filed with the Commission on May 15, 2014;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission.

Regards,

/s/ Maulik Parikh

Maulik Parikh
President and CEO
SMSA Gainesville Acquisition Corp.